Earnings Release
ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2024 RESULTS

Backlog of orders at $22.6 billion; Revenues of $6.8 billion; Non-GAAP net income of $392 million; GAAP net income of $321 million;
Non-GAAP net EPS of $8.76; GAAP net EPS of $7.18

Haifa, Israel, March 18, 2025 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology defense company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2024.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 7 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:
"Elbit Systems reports a solid set of annual and quarterly results today with a fourth consecutive quarter of double-digit growth in revenues and backlog year-over-year. In addition to these strong metrics Elbit Systems generated $320 million in free cash flow. The Company has secured significant contracts worldwide, with its advanced technologies achieving major successes and milestones alongside investments in R&D and production infrastructure. Our global presence and diversified portfolio position us well to capture increasing global defense budgets.
I would like to thank Elbit Systems' employees and managers who are dedicated and committed to the Company's customers and business partners, and constantly striving to create significant added value in view of global security challenges."

Fourth quarter 2024 results:

Revenues in the fourth quarter of 2024 were $1,930.2 million, as compared to $1,625.8 million in the fourth quarter of 2023.

Aerospace revenues increased by 27% in the fourth quarter of 2024, as compared to the fourth quarter of 2023 mainly due to increased UAS revenues in Israel and Europe, and increased Precision Guided Munition (PGM) revenues. C4I and Cyber revenues increased by 7% mainly due to radio systems and command and control systems sales. ISTAR and EW revenues increased by 8% mainly due to Electronic Warfare and Electro-Optic systems sales in Israel. Land revenues increased by 29% mainly due to ammunition and munition sales in Israel. Elbit Systems of America revenues increased by 6% mainly due to the increase in night-vision systems and medical instrumentation sales.

For distribution of revenues by segments and geographic regions see the tables on page 14.

* see page 7

Earnings Release

Non-GAAP(*) gross profit amounted to $472.1 million (24.5% of revenues) in the fourth quarter of 2024, as compared to $411.4 million (25.3% of revenues) in the fourth quarter of 2023. GAAP gross profit in the fourth quarter of 2024 was $465.2 million (24.1% of revenues), as compared to $382.1 million (23.5% of revenues) in the fourth quarter of 2023. The increase in gross profit in the fourth quarter of 2024 was in line with the increase in the Company's activity and order backlog.

Research and development expenses, net were $131.2 million (6.8% of revenues) in the fourth quarter of 2024, as compared to $117.4 million (7.2% of revenues) in the fourth quarter of 2023.

Marketing and selling expenses, net were $107.2 million (5.6% of revenues) in the fourth quarter of 2024, as compared to $91.3 million (5.6% of revenues) in the fourth quarter of 2023.

General and administrative expenses, net were $85.4 million (4.4% of revenues) in the fourth quarter of 2024, as compared to $105.9 million (6.5% of revenues) in the fourth quarter of 2023. General and administrative expenses in the fourth quarter of 2023 include approximately $34 million of expenses related to a write-off of an uncollectible balance of contract assets of a discontinued project.

Non-GAAP(*) operating income was $157.5 million (8.2% of revenues) in the fourth quarter of 2024, as compared to $104.8 million (6.4% of revenues) in the fourth quarter of 2023. GAAP operating income in the fourth quarter of 2024 was $141.4 million (7.3% of revenues), as compared to $67.6 million (4.2% of revenues) in the fourth quarter of 2023.

Financial expenses, net were $45.9 million in the fourth quarter of 2024, as compared to $45.8 million in the fourth quarter of 2023.

Other expenses, net were $6.5 million in the fourth quarter of 2024, as compared to other income, net of $0.6 million in the fourth quarter of 2023. Other expenses, net in the fourth quarter of 2024 were mainly a result of revaluation of investments in affiliated companies held under the fair value method.

Taxes on income in the fourth quarter of 2024 were tax expenses of $3.4 million, as compared to tax benefits of $5.0 million in the fourth quarter of 2023. The lower tax rate in 2024 and tax benefits in 2023 were related to adjustments for prior years following tax settlements in some of the Company's subsidiaries in Israel.

Equity in net earnings of affiliated companies was $4.6 million in the fourth quarter of 2024, as compared to $3.0 million the fourth quarter of 2023.

* see page 7

Earnings Release

Non-GAAP(*) net income attributable to the Company's shareholders in the fourth quarter of 2024 was $119.3 million (6.2% of revenues), as compared to $69.7 million (4.3% of revenues) in the fourth quarter of 2023. GAAP net income attributable to the Company's shareholders in the fourth quarter of 2024 was $90.0 million (4.7% of revenues), as compared to $30.0 million (1.8% of revenues) in the fourth quarter of 2023. The high level of net income for the fourth quarter of 2024 was primarily driven by increased revenues.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $2.66 for the fourth quarter of 2024, as compared to $1.56 for the fourth quarter of 2023. GAAP diluted earnings per share attributable to the Company's shareholders in the fourth quarter of 2024 were $2.00, as compared to $0.67 in the fourth quarter of 2023.

Full year 2024 results:

Revenues for the year ended December 31, 2024 increased by 14% to $6,827.9 million from $5,974.7 million in 2023.
Aerospace revenues increased by 9% in 2024 as compared to 2023, mainly due to increased UAS revenues in Israel and Europe, and increased PGM revenues, partially offset by lower training and simulation sales. C4I and Cyber revenues increased by 11% year-over-year mainly due to sales of radio systems and command and control systems. ISTAR and EW revenues increased by 12% mainly due to increased sales of Electronic Warfare and Electro-Optic systems in Israel, partially offset by lower Electro-Optic systems sales in Europe. Land revenues increased by 29% mainly due to the increase in sales of ammunition and munitions in Israel. Elbit Systems of America revenues increased by 8% mainly due to the increase in sales of night-vision systems and medical instrumentation.

For distribution of revenues by segments and by geographic regions see the tables on page 14.

Cost of revenues for the year ended December 31, 2024 was $5,186.1 million, as compared to $4,491.8 million in the year ended December 31, 2023.

Non-GAAP(*) gross profit for the year ended December 31, 2024 was $1,671.0 million (24.5% of revenues), as compared to $1,533.9 million (25.7% of revenues) in the year ended December 31, 2023. GAAP gross profit in 2024 was $1,641.8 million (24.0% of revenues), as compared to $1,483.0 million (24.8% of revenues) in 2023.

Research and development expenses, net for the year ended December 31, 2024 were $466.4 million (6.8% of revenues), as compared to $424.4 million (7.1% of revenues) in the year ended December 31, 2023. The increase in research and development expenses, net was mainly due to significant investment in expanding the Company's portfolio of PGM, as well as, increased investment in High-Power Laser.

Marketing and selling expenses, net for the year ended December 31, 2024 were $375.4 million (5.5% of revenues), as compared to $359.1 million (6.0% of revenues) in the year ended December 31, 2023.

* see page 7

Earnings Release

General and administrative expenses, net for the year ended December 31, 2024 were $311.0 million (4.6% of revenues), as compared to $330.3 million (5.5% of revenues) in the year ended December 31, 2023. General and administrative expenses in 2023 include approximately $34 million of expenses related to a write-off of an uncollectible balance of contract assets of a discontinued project.

Non-GAAP(*) operating income for the year ended December 31, 2024 was $550.4 million (8.1% of revenues), as compared to $448.7 million (7.5% of revenues) in the year ended December 31, 2023. GAAP operating income in 2024 was $489.1 million (7.2% of revenues), as compared to $369.1 million (6.2% of revenues) in 2023.

Aerospace operating income in 2024 was $149.1 million (7.3% of Aerospace segment revenues), compared to 125.4 million (6.7% of segment revenues in 2023). The $23.7 million increase in operating income was mainly due to increased revenues and positive program mix.
C4I and Cyber operating income in 2024 was $62.0 million (7.8% of C4I and Cyber segment revenues), compared to $50.7 million (7.0% of segment revenues in 2023). The $11.3 million increase in operating income was mainly due to increased revenues and positive program mix.
ISTAR and EW operating income in 2024 was $96.1 million (7.3% of ISTAR and EW segment revenues), compared to $134.9 million (11.4% of segment revenues in 2023). The $38.8 million decrease in operating income was mainly due to the lower level of Electro-Optic systems revenues in Europe, partially offset by an increase in Electronic Warfare and Electro-Optic systems' revenues in Israel.
Land operating income in 2024 was $150.7 million (9.0% of Land segment revenues, compared to $80.6 million (6.2% of segment revenues in 2023). The $70.1 million increase in operating income was mainly due to increased revenues, positive program mix and progress in the operational transformation of IMI.
ESA operating income in 2024 was $56.2 million (3.5% of ESA segment revenues), compared to an operating loss of $4.7 million (0.3% of segment revenues in 2023). The $60.9 million increase in operating income was mainly due to increased revenues and positive program mix.

For distribution of operating income by segments see the tables on page 15.

Financial expenses, net for the year ended December 31, 2024 were $151.1 million, as compared to $137.8 million in the year ended December 31, 2023. The increase in financial expenses, net in 2024, was mainly due to factoring expenses related to the extension of the premises evacuation agreement.

Other income, net in 2024 was $3.8 million, as compared to other expenses, net of $4.8 million in 2023. Other expenses,net in 2023, resulted mainly from revaluation of holdings in affiliated companies, and expenses related to non-service costs of pension plans.

Taxes on income for the year ended December 31, 2024 were $39.1 million (effective tax rate of 11.4%), as compared to $22.9 million (effective tax rate of 10.1%) in the year ended December 31, 2023. The tax expenses in 2024 and 2023 were affected by tax benefits related to adjustments for prior years following tax settlements in some of the Company's subsidiaries in Israel.

Equity in net earnings of affiliated companies for the year ended December 31, 2024 were $19.2 million, as compared to $12.3 million in the year ended December 31, 2023.

* see page 7

Earnings Release

Non-GAAP(*) net income attributable to the Company's shareholders for the year ended December 31, 2024 was $391.5 million (5.7% of revenues), as compared to $298.8 million (5.0% of revenues) in the year ended December 31, 2023. GAAP net income attributable to the Company's shareholders in the year ended December 31, 2024 was $321.1 million (4.7% of revenues), as compared to $215.1 million (3.6% of revenues) in the year ended December 31, 2023. The higher level of net income in 2024 was mainly due to the increase in revenues.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2024 were $8.76, as compared to $6.70 for the year ended December 31, 2023. GAAP diluted net earnings per share attributable to the Company's shareholders in the year ended December 31, 2024 were $7.18, as compared to $4.82 in the year ended December 31, 2023.

Backlog of orders for the year ended December 31, 2024 totaled $22.6 billion, as compared to $17.8 billion as of December 31, 2023. Approximately 65% of the current backlog is attributable to orders from outside of Israel. Approximately 57% of the current backlog is scheduled to be performed during 2025 and 2026.

Net cash provided by operating activities in the year ended December 31, 2024 was $534.6 million, as compared to $113.7 million in the year ended December 31, 2023. Operating cashflows in 2024 were affected mainly by the increase in contract liabilities offset by the increase in inventories and trade receivables.

* see page 7

Earnings Release

Impact of the “Swords of Iron” War on the Company:

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas and soon thereafter Hezbollah, operating from Lebanon, launched extensive rocket attacks on the Israeli population and industrial centers, including areas in which some of Elbit's facilities and employees were located. Following the October 7 attacks, the State of Israel declared a state of war, which it called “Swords of Iron”, commencing a military campaign in Gaza and, at a later stage, in Lebanon. Israel was also subject to missile and drone attacks by Iran and other terrorist organizations on different fronts, including the Houthi movement from Yemen and rebel militia groups in Syria. These attacks prompted military responses by Israel. In addition, the Houthi movement launched attacks on shipping in the Red Sea, resulting in widespread rerouting of cargo ships and some shipping companies ceasing shipments to Israel. The current situation is complex, with a temporary ceasefire agreed to between Israel and Lebanon at the end of November 2024 and a separate temporary ceasefire declared with Hamas in January 2025. The results of both ceasefires are uncertain.

Since the commencement of the war, Elbit Systems has experienced a material increased demand for its products and solutions from the Israel Ministry of Defense (IMOD) compared to the demand levels prior to the war. The Company has also increased its support to the IMOD, mainly through deliveries of its various systems and the dedicated efforts of its employees. At the same time, the Company and its subsidiaries around the world continued to conduct their business in international markets. During 2024, the Company was awarded contracts by the IMOD totaling over $5 billion. Subject to further developments, which are difficult to predict, the IMOD’s increased demand for the Company’s products and solutions may continue and could generate material additional orders to the Company.

While the vast majority of the Company's facilities in Israel continue to operate uninterrupted, some of Elbit's operations have experienced disruptions due to supply chain and operational constraints, including among others due to the temporary evacuation of employees working at facilities subject to missile attack, significant employee call up for reserve duty, increase in transportation costs and delays due to factors such as the Houthi movement attacks on shipping in the Red Sea, material and component shortages, limitations imposed by some countries on exports to Israel and attacks on some of Elbit's global facilities by anti-Israeli organizations.

Elbit Systems has taken a number of steps to protect the safety and security of its employees in Israel and abroad, to support increased production, mitigate existing and potential supply chain disruptions and to maintain business continuity, including the relocation of certain production lines from facilities in evacuated areas to alternative facilities, recruitment of additional employees, increased monitoring of global supply chains to identify delays, shortages and bottlenecks, rescheduling deliveries to certain customers as necessary, and increased inventories. As of March 6, 2025, most relocated production lines have returned to their original locations, most employees evacuated from facilities subject to attacks have returned to their original locations and the percentage of employees called up for reserve duty has declined from approximately 5% on December 31, 2024 to approximately 4%. This rate could fluctuate depending on future developments.
The extent of the effects of the war on the Company's performance will depend on future developments that are difficult to predict at this time, including its duration and scope. We continue to monitor the situation closely.

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data, including adjusted gross profit, adjusted operating income, adjusted net income, and adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, restructuring activities, uncompensated costs related to "Swords of Iron" war, non-cash stock based compensation expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses adjusted gross profit, adjusted operating income, and adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe adjusted gross profit, adjusted operating income, and adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023
GAAP gross profit	$465.2	$382.1	$1,641.8	$1,483.0
Adjustments:
Amortization of purchased intangible assets(*)	4.1	7.1	18.9	27.3
Restructuring of a subsidiary's activities	—	17.5	—	17.5
Stock-based compensation	0.9	0.4	2.4	1.8
Uncompensated labor costs related to "Swords of Iron" war	1.9	4.3	7.9	4.3
Non-GAAP gross profit	$472.1	$411.4	$1,671.0	$1,533.9
Percent of revenues	24.5%	25.3%	24.5%	25.7%

GAAP operating income	$141.4	$67.6	$489.1	$369.1
Adjustments:
Amortization of purchased intangible assets(*)	7.7	11.2	34.2	43.9
Restructuring of a subsidiary's activities	—	17.5	—	17.5
Stock-based compensation	5.7	2.4	15.8	12.1
Uncompensated labor costs related to "Swords of Iron" war	2.7	6.1	11.3	6.1
Non-GAAP operating income	$157.5	$104.8	$550.4	$448.7
Percent of revenues	8.2%	6.4%	8.1%	7.5%

GAAP net income attributable to Elbit Systems’ shareholders	$90.0	$30.0	$321.1	$215.1
Adjustments:
Amortization of purchased intangible assets(*)	7.7	11.2	34.2	43.9
Restructuring of a subsidiary's activities	—	17.5	—	17.5
Stock-based compensation	5.7	2.4	15.8	12.1
Capital gain	—	—	(2.0)	—
Revaluation of investments measured under fair value method	12.0	3.0	19.4	3.0
Non-operating foreign exchange (gains) losses	3.6	6.2	(0.6)	12.0
Uncompensated labor costs related to "Swords of Iron" war	2.7	6.1	11.3	6.1
Tax effect and other tax items, net	(2.4)	(6.7)	(7.7)	(10.9)
Non-GAAP net income attributable to Elbit Systems' shareholders	$119.3	$69.7	$391.5	$298.8
Percent of revenues	6.2%	4.3%	5.7%	5.0%

GAAP diluted net EPS	$2.00	$0.67	$7.18	$4.82
Adjustments, net	0.66	0.89	1.58	1.88
Non-GAAP diluted net EPS	$2.66	$1.56	$8.76	$6.70

(*)    While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

Earnings Release

Dividend:

The Board of Directors declared a dividend of $0.60 per share. The dividend’s record date is April 22, 2025. The dividend will be paid on May 5, 2025, after deduction of taxes at the source, at the rate of 16.8%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, March 18, 2025, at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918- 0644
International Dial-in Number: 972-3- 918- 0644

at 10:00am Eastern Time; 7:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Investor conference

Starting at 10:00 am Israel time (4:00 am Eastern Time) Tuesday, March 18, 2025, Elbit Systems will host an investor conference in Israel. The event will be streamed live in Hebrew. A recording of the event will be available shortly after the event concludes. The live webcast and recording will be available in the Investor Relations section of Elbit Systems’ website at http://www.elbitsystems.com.

Investors that wish to ask questions related to topics discussed at the investor conference are welcome to present their questions during the Q&A part of the financial results conference call.
Annual Report

The Company's Annual Report on Form 20-F (including its financial statements for the fiscal year ended December 31, 2024) will be filed on March 20, 2025.

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs approximately 20,000 people in dozens of countries across five continents. As of December 31, 2024, the Company reported $6.8 billion in revenues and an order backlog of $22.6 billion.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn channels.

Earnings Release

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by geographical regions and by segments
Consolidated operating income by segments

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663 kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984 daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602 dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others, including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	As of December 31, 2024	As of December 31, 2023
Assets
Cash and cash equivalents	$265,351	$197,429
Short-term bank deposits	1,330	10,518
Trade and unbilled receivables and contract assets, net	2,942,886	2,716,762
Other receivables and prepaid expenses	371,918	285,352
Inventories, net	2,773,696	2,298,019
Total current assets	6,355,181	5,508,080

Investments in affiliated and other companies	126,007	145,350
Long-term trade and unbilled receivables and contract assets	516,299	364,719
Long-term bank deposits and other receivables	67,510	87,648
Deferred income taxes, net	34,064	23,423
Severance pay fund	223,167	206,943
Total	967,047	828,083

Operating lease right of use assets	527,075	425,884
Property, plant and equipment, net	1,276,948	1,087,950
Goodwill and other intangible assets, net	1,845,345	1,889,585
Total assets	$10,971,596	$9,739,582

Liabilities and Equity
Short-term credit and loans	$450,856	$576,594
Current maturities of long-term loans and Series B, C and D Notes	74,561	75,286
Operating lease liabilities	84,912	67,390
Trade payables	1,343,816	1,254,126
Other payables and accrued expenses	1,207,717	1,194,347
Contract liabilities	2,149,306	1,656,103
Total	5,311,168	4,823,846

Long-term loans, net of current maturities	27,395	41,227
Series B, C and D Notes, net of current maturities	278,529	342,847
Employee benefit liabilities	454,334	510,416
Deferred income taxes and tax liabilities, net	73,916	55,240
Contract liabilities	816,796	354,319
Operating lease liabilities	454,057	363,100
Other long-term liabilities	274,421	298,296
Total	2,379,448	1,965,445

Elbit Systems Ltd.'s equity	3,277,540	2,947,503
Non-controlling interests	3,440	2,788
Total equity	3,280,980	2,950,291
Total liabilities and equity	$10,971,596	$9,739,582

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except per share data)

	Year ended December 31, 2024	Year ended December 31, 2023	Three months ended December 31, 2024	Three months ended December 31, 2023
Revenues	$6,827,871	$5,974,744	$1,930,216	$1,625,794
Cost of revenues	5,186,051	4,491,790	1,465,015	1,243,685
Gross profit	1,641,820	1,482,954	465,201	382,109
Operating expenses:
Research and development, net	466,402	424,420	131,192	117,355
Marketing and selling, net	375,358	359,141	107,214	91,296
General and administrative, net	311,007	330,285	85,399	105,879
Total operating expenses	1,152,767	1,113,846	323,805	314,530
Operating income	489,053	369,108	141,396	67,579

Financial expenses, net	(151,125)	(137,827)	(45,906)	(45,836)
Other income (expense), net	3,818	(4,787)	(6,452)	588
Income before income taxes	341,746	226,494	89,038	22,331
Taxes on income	(39,058)	(22,913)	(3,368)	5,045
Income after taxes on income	302,688	203,581	85,670	27,376

Equity in net earnings of affiliated companies	19,176	12,275	4,551	3,028

Net income	$321,864	$215,856	$90,221	$30,404

Less: net income attributable to non-controlling interests	(726)	(725)	(228)	(394)
Net income attributable to Elbit Systems Ltd.'s shareholders	$321,138	$215,131	$89,993	$30,010

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$7.22	$4.85	$2.02	$0.68
Diluted net earnings per share	$7.18	$4.82	$2.00	$0.67

Weighted average number of shares used in computation of:
Basic earnings per share	44,480	44,375	44,505	44,445
Diluted earnings per share	44,709	44,592	44,937	44,630

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year ended December 31, 2024	Year ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$321,864	$215,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	158,391	164,799
Stock-based compensation	15,760	12,141
Amortization of Series B, C and D related issuance costs, net	493	579
Deferred income taxes and reserve, net	1,649	(13,165)
Gain on sale of property, plant and equipment	(596)	(651)
Loss on sale of investments and revaluation of investments held under fair value method	18,136	4,990
Equity in net earnings of affiliated companies, net of dividend received (*)	(8,213)	10,046
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables and contract assets and prepaid expenses	(473,926)	(96,594)
Increase in inventories, net	(480,309)	(351,594)
Increase in trade payables, other payables and accrued expenses	65,663	175,446
Severance, pension and termination indemnities, net	(40,159)	(24,331)
Increase in contract liabilities	955,857	16,187
Net cash provided by operating activities	534,610	113,709

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets, net of investment grants and evacuation grants	(215,051)	(187,037)
Acquisitions of subsidiaries and business operations, net of cash assumed	—	(10,380)
Proceeds from sale of a subsidiary	7,376	—
Investments in affiliated companies and other companies, net	(3,603)	(5,416)
Proceeds from sale of property, plant and equipment	4,107	1,466
Proceeds from sale of investments	18,594	151
Proceeds from sale of (investment in) long-term deposits, net	(180)	83
Proceeds from (investment in) short-term deposits, net	9,923	(9,467)
Net cash used in investing activities	(178,834)	(210,600)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	26	30
Issuance of commercial paper, net	36,380	313,620
Repayment of long-term loans	(11,320)	(246,231)
Proceeds from long-term bank loans	—	20,000
Repayment of Series B, C and D Notes	(61,862)	(62,434)
Dividends paid (**)	(88,958)	(89,248)
Change in short-term bank credit and loans, net	(162,120)	147,475
Net cash provided by (used in) financing activities	(287,854)	83,212

Net increase (decrease) in cash and cash equivalents	67,922	(13,679)
Cash and cash equivalents at the beginning of the period	$197,429	$211,108
Cash and cash equivalents at the end of the period	$265,351	$197,429

(*) Dividend received from affiliated companies	$10,963	$22,321
(**) Dividends paid during 2023 included approximately $500 paid by subsidiaries to non-controlling interests.

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated Revenues by Geographical Regions:

	Year ended December 31, 2024	%	Year ended December 31, 2023	%	Three months ended December 31, 2024	%	Three months ended December 31, 2023	%
Israel	$1,988.0	29.1	$1,167.2	19.5	$592.9	30.7	$437.2	26.9
North America	1,520.3	22.3	1,417.7	23.7	438.0	22.7	368.1	22.6
Europe	1,820.9	26.7	1,776.4	29.7	533.7	27.6	446.7	27.5
Asia-Pacific	1,132.7	16.6	1,263.8	21.2	274.3	14.2	295.6	18.2
Latin America	150.0	2.2	120.7	2.0	38.2	2.0	35.6	2.2
Other countries	216.0	3.1	228.9	3.9	53.1	2.8	42.6	2.6
Total revenues	$6,827.9	100.0	$5,974.7	100.0	$1,930.2	100.0	$1,625.8	100.0

Consolidated Revenues by Segments:

	Year ended December 31, 2024	Year ended December 31, 2023	Three months ended December 31, 2024	Three months ended December 31, 2023
Aerospace
External customers	$1,780.5	$1,613.2	$564.3	$425.0
Intersegment revenue	255.8	260.1	76.7	78.4
Total	2,036.3	1,873.3	641.0	503.4
C4I and Cyber
External customers	750.6	668.4	192.2	177.7
Intersegment revenue	49.2	52.7	9.5	10.9
Total	799.8	721.1	201.7	188.6
ISTAR and EW
External customers	1,118.6	996.9	285.8	261.3
Intersegment revenue	199.4	182.5	43.4	43.6
Total	1,318.0	1,179.4	329.2	304.9
Land
External customers	1,605.1	1,241.0	461.1	356.3
Intersegment revenue	74.3	65.2	13.7	13.1
Total	1,679.4	1,306.2	474.8	369.4
ESA
External customers	1,573.1	1,455.2	426.8	405.5
Intersegment revenue	12.6	9.7	5.3	4.0
Total	1,585.7	1,464.9	432.1	409.5
Revenues
Total revenues (external customers and intersegment) for reportable segments	7,419.2	6,544.9	2,078.8	1,775.8
Less - intersegment revenue	(591.3)	(570.2)	(148.6)	(150.0)
Total revenues	$6,827.9	$5,974.7	$1,930.2	$1,625.8

Earnings Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES (CONT.)
(In millions of US Dollars)

Operating Income by Segments:

	Year ended December 31, 2024	Year ended December 31, 2023
Aerospace	$149.1	$125.4
C4I and Cyber	62.0	50.7
ISTAR and EW	96.1	134.9
Land	150.7	80.6
ESA	56.2	(4.7)
Segment operating income	514.1	386.9
Unallocated corporate expense, net	(25.0)	(17.8)
Operating income	$489.1	$369.1